SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Secured Investment Resources Fund, L.P. II
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
--------------------------------------------------------------------------------
                                (Filing Persons)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                            Millenium Management, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation: $1,100,000(1)         Amount of Filing Fee: $220(2)
--------------------------------------------------------------------------------
(1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, to purchase up to 11,000 units ("Units") of limited partnership interests in Secured Investment Resources Fund, L.P. II (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION.

     The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Tuesday, November 29, 2005, unless the Offer is extended.

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     [Cover Page]

          The fourth sentence of the first full paragraph is hereby replaced in its entirety with: "This Offer is not subject to brokerage commissions and is not conditioned upon financing."

     DETAILS OF THE OFFER

     6.   Extension of Tender Period; Amendment.

          The last sentence of the Section is hereby deleted in its entirety.

     CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

          In each of the last two sentences of the first paragraph, the address of the Commission is hereby restated as: Station Place, 100 F Street, N.E., Washington, D.C. 20549.

     DETERMINATION OF OFFERING PRICE

          Purchaser's Estimate of Property Values

          In the third sentence of the first paragraph, "$400" is hereby replaced with "$400 per apartment unit".

          The phrase "for Bayberry" is hereby added to the end of the penultimate sentence of the first paragraph.

     CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     Prior Acquisitions of Units and Prior Contacts

          The word "unrepaid" in the penultimate sentence of the second paragraph is hereby replaced with the word "outstanding".

     EFFECTS OF THE OFFER

     Influence Over Future Voting Decisions

          The following sentence is hereby added to the Section: "If Purchaser acquired 11,000 Units pursuant to the Offer, Purchaser and its affiliates would hold 48.3% of the outstanding Units."

     APPENDIX A

     Part II - Item 2. Properties

          The following supplemental information is provided: "On June 30, 2005, the Sunwood Village Apartments was approximately 93.3% occupied."



ITEM 12. EXHIBITS.

     12.7 Press Release dated and issued November 14, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2005


                                        MILLENIUM MANAGEMENT, LLC


                                        By: /S/ W. ROBERT KOHORST
                                            --------------------------
                                            W. Robert Kohorst
                                            President